SECURI 09058827 ISSION

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

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SEC FILE NUMBER
8- 22712

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maxwell Simon, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 So. 3rd Street, Suite 400E
(No. and Street)

Minneapolis	**MN**	**55415**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Goodmanson **612-805-0556**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Robert Goodmanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Simon, Inc. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KRISTINE M LITTEL
Notary Public
State of Minnesota
My Commission Expires
January 31, 2014

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL SIMON, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MAXWELL SIMON, INC.

We have audited the statement of financial condition of as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Maxwell Simon, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 20, 2009

MAXWELL SIMON, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
ASSETS		
Cash	$ 404,511	$ 14,067
Clearing deposit	5,095	-
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation	23,724	-
TOTAL ASSETS	$ 433,330	$ 14,067
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 398	$ -
TOTAL LIABILITIES	398	-
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, $.01 par value, 1,000,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	991,663	121,663
TOTAL CAPITAL CONTRIBUTED	991,664	121,664
RETAINED EARNINGS (DEFICIT)	(558,732)	(107,597)
TOTAL STOCKHOLDER'S EQUITY	432,932	14,067
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 433,330	$ 14,067

See Notes to Financial Statements

MAXWELL SIMON, INC.

STATEMENT OF OPERATIONS

Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Commission income	$ 116,185	$ -
NASD special payment	-	35,000
TOTAL REVENUE	116,185	35,000
EXPENSES		
Operating expense	579,086	18,353
TOTAL EXPENSES	579,086	18,353
OPERATING INCOME (LOSS)	(462,901)	16,647
OTHER INCOME (EXPENSE)		
Interest income	11,766	-
TOTAL OTHER INCOME (EXPENSE)	11,766	-
NET INCOME (LOSS)	$ (451,135)	$ 16,647

See Notes to Financial Statements

MAXWELL SIMON, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2006	$ 1	$ 121,663	$ (94,244)	$ 27,420
Distributions			(30,000)	(30,000)
Net income			16,647	16,647
Balance, December 31, 2007	1	121,663	(107,597)	14,067
Contributions		870,000		870,000
Net income (loss)			(451,135)	(451,135)
Balance, December 31, 2008	$ 1	$ 991,663	$ (558,732)	$ 432,932

See Notes to Financial Statements

MAXWELL SIMON, INC.

STATEMENT OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (451,135)	$ 16,647
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	3,600	
Decrease (increase) in operating assets:		
Clearing deposit	(5,095)	-
Increase (decrease) in operating liabilities:		
Accounts payable	398	(500)
Accrued income taxes	-	-
NET CASH FLOWS FROM OPERATING ACTIVITIES	(452,232)	16,147
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(27,324)	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	(27,324)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distribution	-	(30,000)
Capital contribution	870,000	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	870,000	(30,000)
NET INCREASE (DECREASE) IN CASH	390,444	(13,853)
CASH, BEGINNING OF YEAR	14,067	27,920
CASH, END OF YEAR	$ 404,511	$ 14,067

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business – Maxwell Simon, Inc. is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

Maxwell Simon, Inc., (the Company), a registered securities broker-dealer, is a wholly owned subsidiary of MSRJG.

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2010.

Use of estimate – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Furniture and fixtures – Furniture and fixtures are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of five to seven years. Total depreciation expense is $3,600 and $0 for the years ended December 31, 2008 and 2007, respectively.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

(1) Nature of business and significant accounting policies (continued)

Recently Issued Accounting Pronouncements (continued):

FIN 48 – In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized.

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company was required to adopt the provisions of SFAS 157 in 2008. The adoption of the pronouncement's provisions did not have a significant effect on the financial statements.

SFAS 159 - In February 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This Statement provides companies with an option to measure, at specified election dates, certain financial instruments at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for fiscal years beginning after November 15, 2007. The Company was required to adopt the provisions of SFAS 159 in 2008. The adoption of the pronouncement's provisions did not have a significant effect on the financial statements.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2008, the Company's net capital of $409,208 was $309,208 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 0 to 1.

(3) Line of credit

On November 28, 2007 the Company obtained a letter of credit as security for certain facility construction costs relating to the pending lease for its operating facilities. No amounts had been drawn upon the letter of credit as of December 31, 2008.

(4) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2008	2007
Current income taxes		
Federal income taxes	$ (137,000)	$ -
State and local income taxes	(44,000)	-
Tax benefit of net operating loss carryforward	-	
Total current income tax expense	(181,000)	-
Deferred income taxes		
Net operating loss carryforward	181,000	-
Change in deferred tax valuation allowance	-	-
Total deferred income tax expense	181,000	-
Total income tax expense	$ -	$ -
Deferred tax asset	$ 181,000	$
Valuation allowance	(181,000)	
Net deferred tax asset	$ -	$ -

The Company has a federal net operating loss carryforward of $453,000, which begins to expire in 2023.

(5) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(6) Operating leases

The Company leases its office under a 63 month operating leases.

The lease requires base monthly lease payments ranging from $4,367 to $4,747 over the lease term to March 31, 2013. In addition the Company is required to pay common area charges.

The Company leases office equipment on a 36 month operating lease.

The lease requires base monthly lease payments of $2,271 over the lease term to March 31, 2011.

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years ending December 31,	Office Facility	Office Equipment	Total
2009	$ 53,260	$ 27,254	$ 80,514
2010	54,399	27,254	81,653
2011	55,538	6,814	62,352
2012	56,678	-	56,678
2013	14,241	-	14,241
	$ 234,116	$ 61,322	$ 295,438

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ending December 31, 2008	2007
Minimum rentals	$ 54,497	$ -
Common area charges	28,661	-
Totals	$ 83,158	$ -

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MAXWELL SIMON, INC.

We have audited the financial statements of Maxwell Simon, Inc. as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 20, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Maxwell Simon, Inc. taken as a whole.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Maxwell Simon, Inc's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Myer Hoffman McCann P.C.

Minneapolis, Minnesota
February 20, 2009

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

MAXWELL SIMON, INC.

We have audited the financial statements of Maxwell Simon, Inc. (the Company) for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 20, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The additional information presented on pages 13, 14, 15 and 16 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These additional information schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 20, 2009

MAXWELL SIMON, INC.

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

		Schedule I
1.	Total ownership equity from Statement of Financial Condition	$ 432,930
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	432,930
4.	Additions:	
	Other -	-
5.	Total capital and allowable subordinated liabilities	432,930
6.	Deductions:	
	Non-allowable assets	(23,722)
		409,208
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	409,208
9.	Haircuts on securities:	
	Trading and investment securities	-
10.	Net capital	$ 409,208

MAXWELL SIMON, INC.

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

December 31, 2008

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 26
12.	Minimum (dollar net capital requirement of reporting broker or dealer and minimum net capital of subsidiaries)	100,000
13.	Net capital requirement (greater of line 11 or 12)	100,000
14.	Excess net capital (line 10 less line 13)	309,208
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	409,168

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities included in Statement of Financial Condition	398
17.	Add:	
	a. Drafts for immediate credit	-
	b. Market value of securities borrowed for which no equivalent value is paid or credited	-
	c. Other unrecorded amounts	-
19.	Total aggregate indebtedness	398
20.	Percentage of aggregate indebtedness to capital (line 19 divided by line 10)	0%

MAXWELL SIMON, INC.

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 (Included in Part IIA of Form X-17A-5 as of December 31, 2008)

December 31, 2008

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	409,208
No significant adjustments		-
Net capital as reported on line 10 of Schedule I	$	409,208

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	398
No significant adjustments		-
Total aggregate indebtedness as reported on line 19 of Schedule II	$	398

MAXWELL SIMON, INC.

STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

Schedule IV

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3 based on paragraph K(2) of the rule.